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Attention:	Barbara C. Jacobs, Assistant Director
Mark P. Shuman, Branch Chief
Stephen Krikorian, Accounting Branch Chief
Courtney Haseley, Staff Attorney
Laura Veator, Staff Accountant

Re:	Demand Media, Inc.
Registration Statement on Form S-1 (Registration No. 333-168612)

Ladies and Gentlemen:

On behalf of Demand Media, Inc. (the “Company” or “Demand Media”), we are hereby filing Amendment No. 5 (“Amendment No. 5”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2010 (as amended from time to time, the “Registration Statement”).  For your convenience, we have enclosed a courtesy package which includes ten copies of Amendment No. 5, five of which have been marked to show changes from the filing of Amendment No. 4 to the Registration Statement.

Amendment No. 5 has been revised to reflect the Company’s responses to the comments received by facsimile on December 30, 2010 from the staff of the Commission (the “Staff”).  For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.  All page numbers in the responses below refer to Amendment No. 5, unless otherwise indicated.

Amendment No. 4 to Form S-1 Registration Statement, filed December 21, 2010

Prospectus Summary

Recent Developments, page 5

1.             We note your discussion of Recent Developments beginning on page 5, including disclosure of expected ranges for select financial results for the quarter ended December 31, 2010.  Since the information provided is not yet complete, we are unable to evaluate such disclosure at this time.  Please be advised that once the extent of the ranges is known, we may have further comments.  Please supplementally advise (i) how the ranges were determined, (ii) what assumptions of management underlie the financial estimates presented and whether there are any key factors upon which such financial results depend, and (iii) why it is necessary to provide a range rather than a specific number for each such measurement.  Please further advise what consideration you gave to enhancing your disclosure to address the foregoing information in order to provide investors with a more meaningful framework for analysis of such estimates.  Refer to Item 10(b) of Regulation S-K.  Further, to the extent such ranges reveal a significant change from the prior period, we would expect your disclosure to adequately address, both quantitatively and qualitatively, the driving forces behind such changes.

Response: In response to the Staff’s comment relating to the Company’s planned disclosure of certain preliminary estimates of its GAAP and non-GAAP consolidated financial results for the quarter ended December 31, 2010, the Company supplementally advises the Staff as follows with respect to the following topics:

•                  How the Company determines the ranges;

•                  The assumptions which underlie the financial estimates and whether there are any key factors upon which such financial results depend;

•                  The need to provide a range rather than a specific number for each such measurement; and

•                  The considerations the Company gave to enhancing its disclosure to provide investors with a more meaningful framework for analysis of such estimates.

How the Company determines the ranges

As described below, the primary reason that the Company will provide a range for its estimated financial results for the quarter ended December 31, 2010 (as opposed to specific numbers) is that the Company does not expect to complete its financial closing procedures with respect to the month ended December 31, 2010 until February 2011.  The Company will determine the financial ranges to be provided for the quarter ended December 31, 2010 based upon the following considerations and procedures:

•                  The Company’s internal forecast of its financial results. The Company’s internal forecasts are prepared by its Financial Planning & Analysis team and reviewed in detail by its President and Chief Financial Officer and Chief Executive Officer.  These forecasts include projected GAAP revenue, income (loss) from operations and net income (loss), and non-GAAP Revenue less TAC and Adjusted OIBDA (both as defined in the Registration Statement), and are updated on a weekly basis. The processes involved in the preparation and detailed review of the Company’s internal forecasts include:

o                 Compilation and review of available historical to-date preliminary revenue reports from third parties;

o                 Analysis of the Company’s most recent branded advertising sales report, which includes a compilation of advertising orders and an estimate of performance relative to those orders;

o                 Meetings and discussions with the Company’s Chief Revenue Officer;

o                 Reference to the Company’s budget for the quarter, including an analysis comparing budgeted amounts to actual historical results;

o                 Meetings and discussions with internal key operating decision makers and managers; and

o                 Meetings and discussions with members of the Company’s accounting staff.

•      The Company’s monthly accounting close and processes. By way of background, the Company performs monthly closing procedures which include the preparation and detailed review of its monthly consolidated financial statements and year-to-date monthly, quarterly and annual operating results, balance sheet and cash flows. Included in these procedures is an analysis of variances of key GAAP and non-GAAP financial metrics versus the Company’s current budget and prior period performance.  In addition, a detailed reconciliation and analysis of each balance sheet account is performed.

With respect to the quarter ended December 31, 2010, the Company’s closing procedures have been completed for the months ended October 31, 2010 and November 30, 2010, and the Company expects to complete its closing procedures for the month ended December 31, 2010 in February 2011.  For the month ended December 31, 2010, the Company has performed or is in the process of performing the following additional processes and procedures to enable it to provide reasonable estimates:

o                 Acceleration of its annual review of certain long lived assets, which include a detailed “book-to-physical” and other analyses to reconcile property, plant and equipment balances at November 30, 2010.  These analyses also help support estimated depreciation expense;

o                 Preliminary evaluation of the recoverability of its goodwill;

o                 Consolidated forecast and detailed review of estimated stock-based compensation expense; and

o                 Detailed review and analysis of the Company’s forecasted income tax provision, including detailed review and assessment of any potential state return-to-provision adjustments expected during the quarter ended December 31, 2010 (see also below).

The Company believes that these processes and procedures provide a reasonable basis to determine the ranges of its preliminary financial results for the quarter ended December 31, 2010.

The assumptions which underlie the financial estimates presented and whether there were any key factors upon which such financial results depend.

The following assumptions and key factors were considered in preparing financial estimates for the quarter ended December 31, 2010:

•                  GAAP revenue and non-GAAP revenue less TAC:  The Company believes these metrics for the quarter ended December 31, 2010 are reasonably estimable based upon its October and November 2010 results combined with trending data from preliminary third party revenue reports and internal systems and processes for the month ended December 31, 2010. As described on page F-16 of Amendment No. 5, historically, final revenues reported, such as the Company’s advertising revenues, have varied from month-end preliminary third party reports and internal estimates within a consistent range.  The Company’s preliminary estimates for revenue less TAC, which is a direct percentage of certain elements of our revenue, will reasonably reflect the range of historical variances from these month end reports and estimates.

•                  GAAP Income (loss) from operations: The key components of this forecasted metric include the range of estimated revenue (discussed above) and estimated operating expenses. The majority of the Company’s operating expenses are comprised of personnel-related expenses (including employee salaries, benefits, bonuses (see below) and stock-based compensation), facilities, depreciation and amortization expenses, and service costs including TAC.  The Company believes it can reasonably calculate a point estimate for certain operating expenses, including personnel-related expenses (other than bonuses, as discussed below), stock-based compensation, depreciation and amortization expenses and service costs, including TAC, based upon the Company’s closed October and November 2010 results and its internal forecast process (discussed above) for the month ended December 31, 2010.

The Company believes that other components of its estimated operating expenses are best estimated within a range prior to completion of the period-end closing procedures.  For example, the Company is unable to provide a point estimate for certain operating expenses associated with accrued liabilities that are first incurred towards the end of the period until completion of the period closing procedures, but these expenses can be estimated within a range.   In addition, completion of the closing procedures related to the Company’s employee bonus expense requires an analysis of final revenues and certain operating expenses and final approval from the compensation committee of the Company’s board of directors.  The Company’s historical experience suggests that the dependency of the final amount of bonus expense on final operating results (excluding bonuses) and the direct correlation of bonus expense to  the Company’s final operating expenses (after giving effect to payment of bonuses) increases modestly the potential variance of GAAP income (loss) from operations from preliminary estimates, as well as the size of the estimated range of GAAP income (loss) from operations.  In addition certain commitments and contingencies are evaluated based upon the facts and circumstances that exist at the time the Company’s financial closing procedures are performed and are therefore also estimated within a range.

As a result of the Company’s analysis of October and November 2010 results and its internal forecast process for the month of December 2010 (as described above), the Company believes its operating expenses for the quarter ended December 31, 2010 are reasonably estimable within a range.

•                  GAAP net income (loss): The key components of the Company’s estimated range of GAAP net income (loss) for the quarter ended December 31, 2010 include revenue (discussed above), operating expenses (discussed above), other income (expense), and the Company’s income tax provision.  The Company notes that its income tax provision is impacted by a number of factors—including valuation allowances, naked credits associated with goodwill, and certain state and foreign income tax liabilities related to its subsidiaries—and is neither sensitive to nor indicative of a normalized tax rate that is correlated to income (loss) before taxes.  As result, the Company has performed a rigorous analysis of its forecasted income tax provision for the quarter ended December 31, 2010, and the Company believes, based on this analysis, that it can reasonably estimate the range of its income tax provision for purposes of estimating the range of its estimated net income (loss). The Company believes it can reasonably calculate a point estimate for its other income (expense) items prior to completion of final closing procedures for December 31, 2010.

•                  Non-GAAP Adjusted OIBDA: The key components of the Company’s estimated range of Adjusted OIBDA for the quarter ended December 31, 2010 include GAAP income (loss) from operations (discussed above); estimated depreciation expense, amortization expense, and stock-based compensation (discussed above); and certain non-cash purchase accounting adjustments.  The Company believes it can reasonably calculate a point estimate for depreciation, amortization and stock-based compensation expense (as discussed above).  In addition, the Company has the ability to calculate a point estimate of its non-cash purchase accounting adjustments, as these adjustments pertain to adjustments for business acquisitions that were made prior to the December 31, 2010 quarter.

The table below summarizes the key components of the financial metrics described above for the quarter ended December 31, 2010 for which the Company will provide an estimated range rather than a specific number:

Metric	Estimate to be Provided	Key Components for which Range is Appropriate
GAAP revenue	The Company plans to provide a range of its GAAP revenue.

The Company will provide an estimated range because the Company’s historical experience has been that revenue results following completion of the Company’s closing procedures have varied from initial internal estimates within a consistent range.

GAAP income (loss) from operations	The Company plans to provide a range of its GAAP income (loss) from operations.

The Company will provide an estimated range because certain operating expenses, such as operating expenses associated with accrued liabilities arising at the end of a period, bonus expense and operating expenses associated with certain commitments and contingencies will not be determined until completion of the Company’s closing procedures with respect to the month and quarter ended December 31, 2010 and, as a result, final results may vary from initial estimates.

GAAP net income (loss)	The Company plans to provide a range of its GAAP net income (loss) from operations.

The Company will provide an estimated range for this metric because, as discussed above, a range will be provided for the key components of the Company’s GAAP net income (loss) including revenue (see above) and income (loss) from operations (see above). In addition, the Company’s income tax provision requires analysis in conjunction with the completion of the closing procedures with respect to the month and quarter ended December 31, 2010 and, as a result, final income tax provision results may vary from initial estimates within a reasonably estimable range.
Non-GAAP revenue less TAC	The Company plans to provide a range of its non-GAAP revenue less traffic acquisition costs, and specific number for its traffic acquisition costs.	Refer to the GAAP revenue analysis above for discussion of the reasons for providing a range with respect to the Company’s estimated revenue.
Non-GAAP Adjusted OIBDA

The Company plans to provide a range of its non-GAAP Adjusted OIBDA, which includes point estimates of the Company’s depreciation expense, stock based compensation, amortization expense and non-cash purchase accounting adjustments.

Refer to the GAAP revenue and income (loss) from operations analysis above for discussion of the reasons for providing a range with respect to the Company’s estimated revenue and key components of the Company’s operating expenses.

Necessity of providing a range rather than a specific number for each measurement

As discussed above, the Company will provide a range (rather than a specific number) with respect to a number of key components of its estimated GAAP and Non-GAAP consolidated financial results for the quarter ended December 31, 2010 because the Company has not yet completed its financial closing procedures with respect to the month ended December 31, 2010, and because the Company’s historical experience has been that pending completion of the Company’s closing procedures, estimates of these components have varied from final results within a reasonably estimable range.  The Company believes that it is able to provide reasonable estimates (within a range) of these measurements (and components thereof) based on closed October and November 2010 results and the Company’s internal systems and processes for the month ended December 31, 2010 that have been performed to date or will have been performed as of the date that the range is provided in a subsequent amendment to the Registration Statement.

What considerations the Company gave to enhancing its disclosure to provide investors with a more meaningful framework for analysis of such estimates

The Company has added disclosure on pages 5 to 7 of Amendment No. 5 to provide investors with a more meaningful framework for analysis of the Company’s estimated ranges of GAAP and Non-GAAP consolidated financial results for the quarter ended December 31, 2010.  The Company supplementally advises the Staff that it will provide disclosure regarding the driving forces underlying changes in its results from prior periods (and the Company has provided a template for such disclosure on pages 5 to 6 of Amendment No. 5).

Selected Consolidated Financial Information

Non-GAAP Financial Measures, page 61

2.             Tell us why you believe that adding back the amortization expense relating to media content in your presentation of adjusted operating income before depreciation and amortization expense

(Adjusted OIBDA) is proper.  In this regard, we note that media content acquisition costs are significant and recurring operating costs that are directly associated with and necessary for the generation of your revenues because such cost are direct in nature (e.g., similar to inventoried cost).  Further, we note your disclosures on page 117 that you assess results based on returns that your media content has generated taking into account revenues earned and direct costs of the content.  Tell us how a presentation of Adjusted OIBDA that excludes content acquisition costs reflects your ongoing business and provides a meaningful measure of operating performance.

Response: The Company uses a combination of GAAP and Non-GAAP financial measures to provide it with the necessary breadth and depth of insight over its financial and operating performance to effectively manage its business.  The Company advises the Staff that its management and board of directors have consistently used Adjusted OIBDA as the primary measure of the Company’s financial and operating performance for all periods presented in the Registration Statement.  Specific examples of how the Company uses Adjusted OIBDA include:

•                  Adjusted OIBDA is the primary measure used by management and the board of directors to understand and evaluate financial performance and operating trends, including period to period comparisons;

•                  Adjusted OIBDA is the primary measure used by management  and the board of directors when preparing and approving the Company’s annual budget;

•                  Adjusted OIBDA is the primary measure used by management to develop short- and long-term operating plans;

•                  Except with respect to two executive officers in 2009, since 2008 Adjusted OIBDA has been the only measure used by the compensation committee of the board of directors to establish the target for and ultimately pay the Company’s annual performance-based bonus pool for virtually all bonus-eligible employees;

•                  Adjusted OIBDA, including growth trends in Adjusted OIBDA, has been a primary measure used in sourcing, negotiating and valuing each financing round of Convertible Preferred Stock, which have collectively provided $355 million of gross proceeds to the Company; and

•                  The Company frequently uses the Adjusted OIBDA measure in its discussions with investors, commercial bankers and other users of its financial information.

To summarize, Adjusted OIBDA has historically been and is currently used pervasively by all key internal and external stakeholders, and is the most important measure of operating performance used by the Company’s management and board of directors. While the Company uses Adjusted OIBDA as a performance measure, we note that the Company’s $100 million revolving line of credit utilizes Consolidated EBITDA for purposes of determining borrowing availability and covenant compliance. The credit agreement’s Consolidated EBITDA treats the amortization of media content acquisition costs similar to Adjusted OIBDA. While Consolidated EBITDA is effectively a liquidity measure (in contrast to our use of Adjusted OIBDA as a performance measure), the Company believes that the use of this measure underscores the fact that lenders do not look at the acquisition of media content as analogous to inventory costs. Had lenders viewed our expenditures for media content as substantially equivalent to purchases of inventory, we believe it unlikely that they would exclude these expenditures to determine the Company’s borrowing availability.

The Company believes that excluding the impact of expenses related to the depreciation or amortization of long-lived tangible and intangible assets (including investment in long-lived media content assets acquired either in the normal course of business or via business combinations) in computing Adjusted OIBDA is a meaningful measure of operating performance because it excludes the impact of expenses related to assets held that are essentially the result of long-term investment decisions in previous periods rather than day to day operating decisions.  Excluding these expenses provides the Company with an additional useful measure, particularly with respect to period-to-period comparisons, of the underlying recurring revenue and operating costs of its business, focused more closely on the current costs necessary to utilize previously acquired long-lived assets.  The Company believes that it is useful to exclude certain of these specific expenses because the amount of such expenses in any period does not directly correlate to the underlying performance of its business operations for that period, and such expenses can vary significantly between periods as a result of the timing of business combinations or historic investments in tangible and intangible assets.

The Company further advises the Staff that it believes its media content acquisition costs do not have characteristics similar to those of inventoried costs in many key respects. Unlike inventory:

•                  As explained further below, the acquisition of media content is a discretionary expenditure such that investments in the acquisition of media are made when the expected return from that investment exceeds that of other investment alternatives;

•                  Revenue generated by the Company’s media content assets does not result from a single sales transaction;

•                  Ownership of media content assets is not transferred to a third party to give rise to a revenue event. The Company retains ownership and possession over an extended period of time;

•                  The Company’s media content assets are long-term assets that are not generally held for sale in the ordinary course of its business; and

•                  Media content does not have characteristics which are to be currently consumed in the production of goods or services to be available for sale.  The Company acquires content as an upfront investment in a long-lived asset that is expected to be held for its entire useful life over which it is expected to generate revenue.

In developing its conclusion that Adjusted OIBDA represents a useful performance measure to help manage its business, the Company considers that its investment in media content is analogous to the acquisition of long-lived assets, such as property, plant and equipment, that are acquired based on the expectation that they will provide a return on investment over their estimated useful life.  For example, due to the long-lived nature of the asset, revenue generated by content in a given period bears very little relationship to the amount of the Company’s investment in content in that same period.

Further, similar to other long-lived assets, the Company’s media content assets, once acquired, require little maintenance and are infrequently refreshed in order to continue to generate revenue over their useful life.  For example, revenue expected to be generated from the Company’s existing library of media content assets would not be significantly impacted if the Company elected to not continue to acquire media content.  Accordingly, the Company believes that content acquisition costs represent a discretionary long-term capital investment decision undertaken by management at a point in time.  This investment decision is clearly distinguishable from other ongoing business activities and its discretionary nature contrasts significantly from characteristics associated with specific recurring period transactions and decisions necessary to maintain the Company’s day-to-day operations or that would have immediate performance consequences if materially changed, deferred or terminated.

Separately, as disclosed on page 119 of Amendment No. 5, the Company regularly performs internal rate of return calculations to measure and evaluate returns on capital invested in media content.  The Company typically performs this calculation for all content it publishes in a particular quarter, which it refers to as a cohort.  This calculation necessarily takes into account the direct cost of the media content acquired in each quarterly period in order to determine a return on capital invested.  The

Company regularly assesses the internal rate of return of invested capital for each quarterly content cohort to evaluate content performance, identify trends and to support its capital allocation decisions.  The internal rate of return measure therefore differs from Adjusted OIBDA in that it seeks to assess the performance of capital investment decisions of prior periods while Adjusted OIBDA seeks to measure underlying performance in the current period.

The Company also advises the Staff that it believes that many comparable companies, including certain of those referred to in the “Benchmark of Comparable Companies” exhibit to its previous submission to the Office of the Chief Accountant, present Adjusted OIBDA or Adjusted EBITDA non-GAAP financial measures that treat the amortization expense of capitalized intangible content assets, whether such intangible assets are acquired via business combinations or capitalized in the normal course of business, in a manner consistent with that of the Company.

Based on the above factors, the Company believes that Adjusted OIBDA, including the add-back of media content amortization expense, is proper as a useful tool to enable the user to readily understand and assess the Company’s operating performance in the given current period and to provide the user with transparency into the primary measure specifically used by 1) management and the board of directors to manage the business, 2) existing equity investors to fund the Company and to value their investment, and 3) other users of the Company’s financial information.

The Company has expanded its disclosures on pages 15 to 16 and 62 to 63 of Amendment No. 5 to more fully explain why it believes Adjusted OIBDA is a relevant and useful Non-GAAP financial measure and why it believes the add-back of amortization of long-lived media content assets provides a reasonable measure of operating performance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Capitalization and Useful Lives Associated with our Intangible Assets, including Content and Internal Software and Website Development Costs, page 74

3.             Tell us what consideration you gave to disclosing the significant uncertainties associated with your ability to continue to capitalize media content and the uncertainties associated with the recoverability of your capitalized media content.  For example, the uncertainties associated with the impact of competition, the near term expiration of your contracts with Google and YouTube, technological advancements in the industry, and your ability to continue to create content of the same quality.

Response: In response to the Staff’s comment, the Company has revised the disclosure regarding uncertainties associated with our ability to continue to capitalize media content and the recoverability of our capitalized media content.  Please see pages 75 to 77 of Amendment No. 5.  The Company has also disclosed on page 34 of Amendment No. 5 that these uncertainties may result in increased content amortization expenses or the expensing of content acquisition costs as incurred in future periods.

Please do not hesitate to contact me by telephone at (650) 463-4661 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert A. Koenig

Robert A. Koenig, Esq.
of LATHAM & WATKINS LLP
Enclosures

cc:	Richard M. Rosenblatt, Demand Media, Inc.
Matthew P. Polesetsky, Esq., Demand Media, Inc.
W. Alex Voxman, Esq., Latham & Watkins LLP
Kevin P. Kennedy, Esq., Simpson Thacher & Bartlett LLP